Exhibit 99.1

March 31, 2006

For Immediate Release

Company Name: DAIICHI SANKYO COMPANY, LIMITED

Representative: Takashi Shoda, President and Representative Director

(Code Number: 4568, First Section, Tokyo, Osaka and Nagoya stock Exchanges)

For Inquiries: Toshio Takahashi, Corporate Officer in Charge,

Corporate Communications Department

Telephone: +81-3-6225-1126

Acquisition of Stocks in Zepharma Inc.

DAIICHI SANKYO COMPANY, LIMITED (President and Representative Director, Takashi Shoda, hereinafter “DAIICHI SANKYO”) announces that, today, it entered into the share purchase agreement (hereinafter “the Agreement”) with Astellas Pharma Inc., (Headquarter: Tokyo, President: Toichi Takenaka, hereinafter “Astellas”) for DAIICHI SANKYO to acquire all stocks in Zepharma Inc. (hereinafter “Zepharma”), a wholly-owned subsidiary of Astellas. (hereinafter “the Acquisition”)

1.	Significance of the Acquisition

Sankyo and Daiichi Pharmaceutical, wholly-owned subsidiaries of DAIICHI SANKYO, have established a new company “DAIICHI SANKYO HEALTHCARE CO., LTD. (hereinafter “DAIICHI SANKYO HEALTHCARE”) in December 2005 and will commence its business on April 3, 2006. DAIICHI SANKYO HEALTHCARE aims to contribute in improving quality of life (QOL) of people who wish to be healthier and more beautiful, by continuously providing products and services that are highly satisfying for such people.

The Acquisition will allow us to become one of the top three OTC drug companies with sales of more than 50 billion yen, sharing similar culture as derived from ethical drug companies. It will also enable us to establish a strong business base for sustainable R&D investment and brand promotion. We will proactively extend our cooperation to be a good partner of people, patients, drug stores and pharmacies, wholesalers and government in Japan under the common goals, for their health.

We expect to complete integrating DAIICHI SANKYO HEALTHCARE and Zepharma by April 2007, in order to accelerate our growth, build up a low-cost operational entity, realize competitiveness and further improve profitability.

Expected Results

1	The existing products of DAIICHI SANKYO HEALTHCARE and Zepharma will form the “Big Three Franchises” in Combination Cold Remedy, Digestive Medicine, Dermatological Agents, with unique brands of varied concepts in each category. In addition, categories such as hair growth agents, energy drinks, hay fever medicine, sterilization disinfectant, oral care products will make complementary effects to have a rich product portfolio that can meet variety of needs in people.

2	Zepharma possesses distinguished formulation technology that satisfies patients’ requirements. This will be introduced to not only its new products but also to DAIICHI SANKYO HEALTHCARE products and the seeds/themes for development.

3	Integrating the seeds/themes for development of both companies and increasing cash flow to support R&D investment will make it possible to produce new creative categories/brands.

4	Through sales channels such as convenience stores and supermarkets that DAIICHI SANKYO HEALTHCARE has developed, we can realize potential sales opportunities for Zepharma products.

5	By improving our competence in corporate branding, marketing and sales, we expect increased opportunities for license-in products.

6	Zepharma has the first refusal right for switch-to-OTC of ethical compounds of Astellas.

7	We expect dramatic improvement in our organizational competence by effectively utilizing rich human resources of both companies.

8	Low-cost operation will be realized by reinforcing our engagement on effective business.

2.	Basic Policies of OTC Business in DAIICHI SANKYO

DAIICHI SANKYO positions both ethical drugs and OTC products (“Total Healthcare”) as its core businesses. It is our mission to contribute in public health and quality of life through our broad business fields from treatment of disease to self-medication, preventive care and life-style improvement for potential patients, health maintenance and enhancement for healthy people.

It is estimated that the on-going medical cost reduction policy encourages the structure transformation of pharmaceutical industry, causing the enhancement of the OTC market. Preparing for any possible institutional reform in the future is essential for us.

We will continue to expand this business by making the maximum use of our advantage as ethical drug company, such as solid R&D platform, deep understanding of diseases, absolute quality, focus on evidence-based medicine, etc.

3.	Time Line of This Transaction

March 31, 2006	Signing of the Agreement after the resolution of the DAIICHI SANKYO board of directors

April 13, 2006	Planned Closing date of the Acquisition

April 1, 2007	Planned Closing date of the integration of DAIICHI SANKYO HEALTHCARE and Zepharma

4.	Outline of Zepharma

	Zepharma	(Reference) DAIICHI SANKYO HEALTHCARE
Company Name	Zepharma Inc.	DAIICHI SANKYO HEALTHCARE Co.Ltd.

President	Masaji Oe	Moriya Ideguchi

Head Office	7-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo	5-1, Nihonbashi Honcho 3-chome, Chuo-ku, Tokyo
Date Established	October 1, 2004	December 15, 2005 (Business commencement on April 1, 2006)

Business	Development and sale of pharmaceuticals, medicated cosmetics, cosmetics, food	Manufacture and sale of drugs, quasi drugs, cosmetics, medical devices, food and beverage, among others.

Fiscal Year	Ending March 31	Ending March 31

Capital	300 million yen	100 million yen

Employees	197 (including 108 MRs, as of end March, 2006)	305 (including 127 MRs, estimated for April 1, 2006)

Sales	22.4 billion yen (through to March, 2005)	29.6 billion yen (FY ended 3/2005 combined amount of Sankyo and Daiichi)

Major Products

Gaster 10 (digestive medicine)

Precole (cold remedy)

Machiron (sterilization disinfectant)

Caconal (Kakkontou)

Clean Dental (high performance tooth polish)

Minnon (low stimulation cleagning agent)

Eurax (skin treatment)

AG (anti-allergy medicine)

Lulu (cold remedy)

Karoyan (hair growth agents)

Shin-Sankyo Ichoyaku (gastrointestinal drug)

Patecs (anti-inflammatory analgesic for external use)

Regain (energy drinks)

Lamisil AT (athlete’s foot medicine)

Cystina C (vitamin complex)

Viton Hi (vitamin complex)

5.	Method of the Acquisition

Based on the Agreement, DAIICHI SANKYO will make cash payment of 23.5 billion yen on the closing date in consideration of the Acquisition and will pay the cash and cash-equivalent that Zepharma carries for adjustment at a later date. The closing date is planned to be April 13, 2006.

6.	Impact on Financial Results

Zepharma becoming a consolidated subsidiary of DAIICHI SANKYO, the Acquisition may impact our consolidated financial results of fiscal years ending March 2007 and thereafter. This information will be disclosed at a later date.